                                    Exhibit 1

                    *********FORMAL ANNOUNCEMENT***********

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2004

* Sale of Syama to net US$10 million plus royalties (before fees) * Morila expansion nears completion and shows signs of improved throughput * Construction of Loulo mine on schedule * Successful drilling programme leads to resource upgrade at Loulo * Exploration budget increased following significant exploration success * New Ghana JV secures prime ground next to Obuasi Mine *
New targets identified in Senegal, Morila region and Burkina Faso * Exploration produces positive results in Tanzania

Randgold Resources Limited has 29.3 million shares in issue as at 31 March 2004

CONSOLIDATED INCOME STATEMENT

                 Unaudited   Unaudited   Unaudited
                   quarter     quarter     quarter
                     ended       ended       ended
                    31 Mar      31 Dec      31 Mar
US$000                2004        2003        2003
Gold sales revenue  15 274      18 054      31 586
Cost of sales
Production costs     8 768       6 035       6 521
Transport and
refinery costs          52          76         115
Transfer to deferred
stripping           (2 388)     (2 062)       (373)
Cash operating
costs*               6 432       4 049       6 263
Royalties            1 079       1 261       2 207
Total cash costs*    7 511       5 310       8 470
Profit from mining
activity*            7 763      12 744      23 116
Depreciation and
amortisation         2 421       3 570       2 313
Merger transaction
costs+                   -       2 401           -
Exploration and corporate
expenditure          3 016       3 077       2 810
Profit from
operations*          2 326       3 696      17 993
Interest received      292         229          71
Interest expense      (465)       (445)       (542)
(Loss) on financial
instruments**       (5 847)     (1 996)       (276)
Other expenses      (1 174)     (1 265)       (219)
(Loss)/profit on
ordinary activities before
taxes and minority
interests           (4 868)        219      17 027
Income tax               -           -           -
Minority shareholders'
interest                 -           -          79
Net (loss)/profit   (4 868)        219      17 106
Basic earnings per
share (US$)          (0.17)       0.01        0.61
Fully diluted
earnings per
share (US$)          (0.17)       0.01        0.61
Average shares
in issue (000)      29 262      29 099      27 821

The results have been prepared in accordance with International Financial
Reporting Standards (IFRS).

* Refer to pro forma information provided on page 3. + Expenses incurred on the
Ashanti Goldfields proposal. ** Based on a gold price of US$420/oz at 31 March
2004

CONSOLIDATED CASH FLOW STATEMENTS

                      Unaudited           Unaudited
                       3 months            3 months
                          ended               ended
                         31 Mar              31 Mar
US$000                     2004                2003
Net cash generated
from operations             564              21 134
Net cash utilised in
investing activities     (8 479)             (1 285)
Net cash generated by
financing activities
Ordinary shares issued       13               1 712
Movement on financial
instruments              (1 308)                  -
Decrease in long-term
borrowings                 (381)               (556)
Increase in bank
overdraft                   185                 167
Net (decrease)/increase
in cash and cash
equivalents              (9 406)             21 172
Cash and cash
equivalents
at beginning
of period               105 475              59 631
Cash and cash
equivalents at end
of period                96 069              80 803

CONSOLIDATED BALANCE SHEET

                  Unaudited    Unaudited    Audited
                         at           at         at
                     31 Mar       31 Mar     31 Dec
US$000                 2004         2003       2003
Assets
Cash and cash
equivalents          96 069       80 803    105 475
Restricted cash**     3 888        4 533      3 882
Receivables          14 219       10 079     15 196
Inventories          16 544       11 809     17 165
Total current
assets              130 720      107 224    141 718
Property, plant
and equipment
Cost                183 668      169 818    175 195
Accumulated
depreciation       (104 794)     (94 417)  (102 373)
Net property,
plant and equipment  78 874       75 401     72 822
Other long-term
assets               13 090        7 775     10 885
Total assets        222 684      190 400    225 425
Bank overdraft        1 735        1 337      1 550
Accounts payable
and accrued
liabilities          21 199       18 239     23 557
Total current
liabilities          22 934       19 576     25 107
Provision for
environmental
rehabilitation        5 946        5 044      5 962
Liabilities on
financial
instruments          13 027        5 777      8 488
Long-term loans       7 487       18 890      7 723
Loans from outside
shareholders in
subsidiaries            958        1 251        958
Total long-term
liabilities          27 418       30 962     23 131
Total liabilities    50 352       50 538     48 238
Shareholders'
equity              172 332      139 862    177 187
Total liabilities
and shareholders'
equity              222 684      190 400    225 425

** Note: This is the amount relating to the N.M. Rothschild & Sons Limited debt service reserve account. The amount is held in escrow for the partial repayment of the Morila project loan.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                           Number
                               of    Share     Share
                         ordinary   capital  premium
                           shares    US$000   US$000
Balance -
31 Dec 2002            27 663 740    2 766   190 618
Jan - Mar 2003
Net profit                               -         -
Movement on cash
flow hedges                              -         -
Share options
exercised                 471 926       47     1 665
Balance -
31 March 2003          28 135 666    2 813   192 283
Balance -
31 Dec 2003            29 260 385    2 926   200 244
Jan - Mar 2004
Net loss                                 -         -
Movement on cash
flow hedges                     -        -         -
Share options
exercised                   3 000        -        13
Balance -
31 Mar 2004            29 263 385    2 926   200 257

                                   Accu-
                       Other     mulated       Total
                    Reserves      losses      equity
                      US$000      US$000      US$000
Balance -
31 Dec 2002          (8 293)    (66 106)     118 985
Jan - Mar 2003
Net profit                -      17 106       17 106
Movement on cash
flow hedges           2 059           -        2 059
Share options
exercised                 -           -        1 712
Balance -
31 March 2003        (6 234)   (49 000)      139 862
Balance -
31 Dec 2003          (7 403)   (18 580)      177 187
Jan - Mar 2004
Net loss                  -     (4 868)       (4 868)
Movement on cash
flow hedges               -           -            -
Share options
exercised                 -           -           13
Balance -
31 Mar 2004          (7 403)    (23 448)     172 332

PRO FORMA INFORMATION
The Company uses the following pro forma disclosures:

* Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute Industry Standard, by gold ounces produced for all periods presented.
* Total cash costs as defined in the Gold Institute Industry Standard, includes mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpile, transfers to and from deferred stripping and royalties. Total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of the Company's performance. The Company believes that total cash cost per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operations mature, a measure of a company's gross margin per ounce, by comparison of total cash cost per ounce to the spot price of gold, and a benchmark of performance to allow for comparison against other companies.
* Cash operating costs are defined as total cash costs excluding royalties.
* Total cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for all periods presented.
* Profit from mining activity is calculated by subtracting total cash costs from gold sales revenue for all periods presented.
* Profit from operations is calculated by subtracting depreciation and amortisation charges, merger transactions and exploration and corporate expenditure from profit from mining activity.

RECONCILIATION TO THE US GAAP
The interim condensed financial statements presented in this report have been prepared in accordance with International Financial Reporting Standards (IFRS), which differ in certain significant respects from Generally Accepted Accounting
Principles in the United States (US GAAP). The effect of applying US GAAP to net income and shareholders' equity is set out in the following table:

                                3 months   3 months
                                  31 Mar     31 Mar
Reconciliation of net income        2004       2003
(US$000)
Net (loss)/income under IFRS      (4 868)    17 106
Share option compensation
adjustment                         1 022        195
Provision for rehabilitation           -          -
Net (loss)/income under US GAAP
before cumulative effect of change
in accounting principle           (3 846)         -
Cumulative effect of change in
accounting principle*                  -        214
Net (loss)/income under US GAAP   (3 846)    17 515
Movement in cash flow hedges
during the period                      -      2 059
Comprehensive (loss)/income under
US GAAP                           (3 846)    19 574
Basic earnings per share under
US GAAP (US$)                      (0.13)      0.62
Fully diluted earnings per share
under US GAAP (US$)                (0.13)      0.62

Reconciliation of Shareholders'
equity (US$000)
Shareholders' equity under IFRS   172 332   139 862
Provision for rehabilitation            -         -
Shareholders' equity under
US GAAP                           172 332   139 862

Roll forward of shareholders'
equity under US GAAP
Balance as at 1 January 2004      177 187   118 771
Net income under US GAAP           (3 846)   17 515
Movement on cash flow hedges            -     2 059
Share options exercised                13     1 712
Share option compensation
adjustment                         (1 022)    (195)
Shareholders' equity under
US GAAP
at 31 Mar 2004                    172 332   139 862

* The cumulative effect of change in accounting principle relates to the implementation of FAS 143 "Accounting for obligations associated with the retirement of long-lived assets" on 1 January 2003 which aligns US GAAP to IFRS.

ACCOUNTING POLICIES
The condensed financial statements in this report have been prepared in accordance with the Group's accounting policies, which comply with International
Financial Reporting Standards and are consistent with the prior period.

The consolidated financial information includes the quarterly financial statements of the Company, its subsidiaries and the Morila joint venture.

Joint ventures are those investments in which the Group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities, income and expenses and cash flows of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. Inter-company accounts and transactions are eliminated on consolidation.

No segmental information has been provided, as the source and nature of the enterprise's risks and returns are not governed by more than one segment.

FINANCIAL INSTRUMENTS
Morila
The financial instruments at 31 March 2004 held by the Morila company are the remainder of derivatives taken out as part of the project finance arrangements.
Randgold Resources' attributable share is as follows:

* 38 956 ounces sold forward at a fixed price of US$275/oz over the period April
2004 to December 2004

* 13 788 ounces of call options purchased at a price of US$360/oz over the same period.

At present prices, the percentage of attributable production which is hedged is approximately 15% for the next nine months. After 2004, 100% of Morila's production will be exposed to spot gold prices.

Corporate/Loulo
As part of the Company's financing arrangements for the development of Loulo,
Randgold Resources has secured some price protection. At 31 March 2004, 300 000 ounces had been sold forward at an average spot price of US$409/oz. The Loulo price protection has been done at a Randgold Resources level, short dated, and will be rolled down, longer dated, into the Loulo company once the project financing has been put in place, planned for completion at the beginning of the third quarter 2004. At that time, the longer contango will become effective which will enhance the spot price.

In addition to the above, the Company carried out a Forward Rate Agreement (FRA)
as part of the hedge to fix the 4 year gold lease rate. An average rate of 1.67%
for the four years was achieved.

Marked-to-market Valuation
Movements in marked-to-market valuations of financial instruments can be accounted for in two ways, either through the income statement or directly to reserves, depending on the nature of the instrument. The Morila instruments are accounted for mainly on a hedge basis i.e. are matched to production and movements on the marked-to-market valuation are therefore accounted for in reserves. The Loulo instruments are currently deemed speculative for accounting purposes and any marked-to-market movements have to be accounted for through the income statement. Once the instruments are rolled out in the third quarter of
2004, the instruments can then be deemed hedges and can be accounted for through reserves. The current negative impacts on the Company's income statement will then be reversed.

COMMENTS
Profit from mining activity* for the quarter of US$7.8 million was lower than the previous quarter's US$12.7 million. Ounces produced were 107 115 compared to
119 637 in the previous quarter. This is partly due to the mine plan which scheduled lower production this quarter and partly due to a decrease in throughput as the plant expansion was commissioned. In addition, mining costs were higher as the new contract prices became effective. Nevertheless, total cash costs were US$185/oz which was lower than the forecast given last quarter for the year of US$190/oz.

Production levels are scheduled to pick up later in the year with higher grade ore being accessed and higher plant throughput. Production for the year is still expected to be 535 000 ounces, as forecast last quarter.

After exploration and corporate expenditure of US$3 million, and depreciation of
US$2.4 million, profit from operations for the quarter was US$2.3 million.

The loss on financial instruments of US$5.8 million is a non-cash item resulting from the mark-to-market valuation on the forward sales taken out as part of the
Loulo Project financing. These have been taken out at the corporate level and are therefore currently classified as speculative for accounting purposes and as such are accounted for wholly through the income statement. More details are given in the Financial Instruments section.

The net loss for the quarter of US$4.9 million compared to the previous quarter net profit of US$0.2 million and the corresponding quarter in 2003 of US$17.1 million profit is mainly attributable to the lower revenue and negative adjustments on the value of financial instruments on the last day of the quarter.

The figures do not include profits from the sale of Syama which will be accounted for in the second quarter of 2004.

The main movements on the balance sheet are a decrease in the cash and cash equivalents mostly attributable to the financing of the Loulo capital project and an increase in liabilities on financial instruments which results from the mark-to-market valuation. The long-term loans are mainly the attributable share of Morila's project financing which will be repaid in June 2004. It is planned that the Loulo construction will be substantially financed by bank loans, with the Company's equity portion being spent first. The project financing creates gearing for the shareholders and allows the Company to preserve cash to finance its future growth.

OPERATIONS - MORILA
Morila results
                  Quarter       Quarter       Quarter
                    Ended         ended         ended
                   31 Mar        31 Dec        31 Mar
                     2004          2003          2003
Mining
Tons mined (000)    6 605         5 955         5 957
Ore tons
mined (000)           887           956         1 223
Milling
Tons processed
(000)                 795           842           830
Head grade milled
(g/t)                 4.9           5.0           9.8
Recovery (%)         86.0          87.4          93.7
Ounces produced   107 115       119 537       238 421
Average price
received (US$/ounce)  369           367           338
Cash operating
costs* (US$/ounce)    160            85            65
Total cash costs*
(US$/ounce)           185           111            88
Cash profit
(US$000)           19 408        31 860        57 790
Attributable (40%)
Ounces produced    42 846        47 815        95 368
Cash profit
(US$000)            7 763        12 744        23 116

*  Refer pro forma information provided above

A new contract was concluded in the quarter with the mining contractor DTP who performed well achieving a 10% increase in tons mined compared to the previous period. The mine is also in discussion with the Union and the Government departments of Labour and Mining on questions relating to a productivity bonus.

As reported last quarter, the plant expansion commissioning was delayed into the quarter under review. Production throughput was down due to down time related to tying in the new sections of the plant which impacted on gold production.
Recoveries were also impacted by the commissioning. Ounces produced were 107 115 compared to 119 637 in the previous quarter. The decrease is also partly due to the mine plan which scheduled lower production this quarter. Production levels are planned to pick up later in the year with higher grade ore being accessed and higher plant throughput forecast as a result of plant expansion. Production for the year is still targeted at 535 000 ounces as forecast last quarter.
The secondary crushing and cyclone cluster sections of the plant upgrades have now been commissioned and are starting to show increasing throughputs. The CIL tank commissioning is currently in progress, the purpose of which is to provide longer residence time to improve recoveries.

With the commissioning largely completed, production is expected to build up to budget levels. Costs were reasonably well controlled in the quarter, although increased to US$185/ounce due to lower throughput, higher contract mining costs and the write down of certain store items.

DISCONTINUED OPERATIONS - SYAMA
On 5 April Resolute Mining exercised its option to buy Randgold Resources' 80%
interest in the Syama Mine, which has been on care and maintenance since 2002.
In terms of the option, Resolute will pay Randgold Resources US$6 million and assume liabilities of US$7 million of which US$4 million is payable to Randgold
Resources. At a gold price of more than US$350 per ounce, Randgold Resources will also receive a royalty of US$10 per ounce on the first million ounces of production from Syama and US$5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute. The closure of the transaction is subject to the finalisation of documentation in accordance with the Option
Agreement. Completion is expected by mid-May and will incorporate a structured hand-over. Resolute has paid a non-refundable deposit of US$1.3 million. The balance will be paid on closure in mid-May.

Syama income statement
                 Quarter        Quarter     Quarter
                   Ended          ended       ended
                  31 Mar         31 Dec      31 Mar
US$000              2004           2003        2003
Other expenses      (659)        (1 127)       (335)
Loss on ordinary
activities before
taxes               (659)        (1 127)       (335)
Income tax             -              -           -
Net loss            (659)        (1 127)       (335)

The costs for the quarter represent on-going care and maintenance, overdraft interest and staff costs. Following the sale to Resolute, Randgold Resources income statement will no longer be impacted by Syama's costs. The assets of
Syama have been largely written down to nil and therefore the sale will result in an accounting profit. The sale will be accounted for in the second quarter of
2004 when the profit on sale will be recognised.

CONSTRUCTION PROJECT
Loulo Mine
All aspects of the construction and development of the mine were advanced in the quarter.

SRK has carried out pit optimisation studies based on a gold price of US$350/oz.
The pit scheduling is based on an initial mining rate of 90 000 tons of ore per month from each of the two pits. The mining will be contracted out and a tender process has been initiated. Submission of tenders is due by 7 May. After completion of the tender process, the pits will be re-optimised and tested at a
US$375/oz and US$400/oz gold price. Pre-stripping is scheduled to commence in the last quarter of 2004.

Treatment of the ore will be by a crushing and ball milling circuit. An interim contract has been agreed with MDM for the initial plant work and final design for the process plant and infrastructure has been completed and approved. Tender documentation has been issued to selected contractors, including MDM, for the main contract for construction of the plant.

Power will be supplied by a diesel-generated power plant. Tenders have been received and the contract will be awarded in the second quarter of 2004.

Construction is underway on roads, construction camp and water supply. The site is being cleared in preparation for the laying of foundations. The critical path remains the completion of the initial civil engineering work before the rainy season commences in July. Agreement in principle has been reached with the
Government of Mali for the construction of 90 kilometres of national road between Sadiola and Kenieti will greatly facilitate access to site. Randgold
Resources will carry out the construction and will be re-imbursed by the State from future production royalties.

Good progress has been made on the project financing. The banks' independent engineers RSG are currently performing their due diligence work and final loan documentation is nearing completion. The target date for finalisation of the project financing is July 2004.

A significant upgrade in the mineral resource base was declared during the quarter as a result of the deep drilling programme which continues to prove the extensions of orebodies at depths below the Loulo 0 and Yalea open pits. In total, resources increased at Loulo from 4.26 million ounces to 5.32 million ounces. Fuller details of the drilling results are given in the exploration section.

A total of US$7.7 million was spent in the quarter on the project. This was mainly spent on securing long lead-time items, site construction materials, particularly steel ahead of the recent steel price increases and on drilling costs.

Based on an initial scoping study and following the success of the deep drilling exploration programme, Randgold Resources is investigating the potential for two new underground mines at Loulo. The study will look into the feasibility of exploiting the depth extensions below the open pits at Loulo 0 and Yalea which would significantly extend the projected six-year life of the project.

SRK Consulting will complete the underground prefeasibility study on both the
Loulo 0 and Yalea orebodies by July this year and if positive this will lead to the completion of the full feasibility study by year-end. The optimum open pit to underground interface will also be established.

Tongon Project
The situation in the Cote d'Ivoire is being monitored. UN peacekeeping troops have been deployed to make a new beginning in areas of the peace process where there has been regression. The Company has maintained its presence in the country and is capable of recommencing feasibility and exploration work without delay once the political and security environment returns to acceptable levels.

EXPLORATION ACTIVITIES
During the quarter, exploration work was accelerated on the Company's projects in West and East Africa:
* An aggressive drilling programme was carried out at Loulo.
* Drilling continued within the Morila lease.
* Focus on drill site preparation for commencement of drilling programmes in the
Morila Region and Senegal.
* Good progress was made in Ghana with the establishment of an office and the generation of new targets.
* New targets were developed and ground holdings were consolidated in Tanzania
* A new exploration permit was granted in Burkina Faso.

The corporate exploration budget was increased by US$2.4 million. US$2.0 million of the increase has been allocated to Loulo to fund the work required to achieve the strategic objective of advancing the deeper Yalea and Loulo 0 resources to indicated status. The remainder of the increase will be spent on establishing new projects in Ghana and Burkina Faso and in drilling new targets.

At the Yalea deposit within the Loulo project area, a further 18 deep holes were drilled. These confirmed the continuity of known high grade pay shoots down to vertical depths of 510 metres and discovered new ones that do not come to surface. The ore zone is becoming wider with depth without diminution of grade and a number of high grade intercepts have been made. These include high grade intercepts of 23 metres @ 12.5 g/t, 18 metres @ 33.0 g/t and 14 metres @ 26.9
g/t (including 6 metres @ 42.5 g/t). Drilling also closed the gap with the P125 deposit and confirmed continuous mineralisation over a 2.7 kilometre north-south direction, which has only been tested at depth over 2.3 kilometres.
Reconnaissance exploration south of the Yalea orezone has confirmed that the footwall mylonite structure, which controls the mineralisation, can be traced south of the current drill coverage for a further 1 600 meters. Drill testing is currently in progress along this target zone. A 15 000 metre drilling programme has been designed to take the Loulo 0 and Yalea resources to indicated status down to depths of up to 500 metres below surface. Finally, generative and regional programmes clearly confirm the three main structural corridors covering the lease area and follow up soil sampling has defined four new, untested, gold in soil anomalies with values of up to 1.2 g/t which locate within a 10 kilometre radius of the plant site.

Table 1: Deep drilling results along the Yalea structure (2.3 kilometre strike length)

Hole ID     From    To    Width   Grade
              (m)    (m)     (m)   (g/t)    Including
YDH122     317.0   349.0   32.0    10.9    23m @ 12.5
YDH123     329.0   351.0   22.0     3.5      5m @ 7.4
YDH124     268.0   278.5   10.5     7.4             -
YDH125     336.0   344.0    8.0     4.1             -
YDH126     368.0   394.0   26.0     2.6      6m @ 6.5
YDH127     357.0   372.0   15.0     5.2             -
YDH128     293.0   302.3    9.3     4.8             -
YDH129     329.0   349.0   20.0     2.6     10m @ 3.9
YDH130     408.0   411.0    3.0     1.1             -
YDH131     278.0   297.0   19.0     5.4             -
YDH132     487.0   539.0   52.0    10.7    14m @ 26.9
                                   (incl 6m @ 42.5g/t)
YDH133     328.0   330.0    2.0      1.2      Faulted
YDH133 A   310.0   313.0    3.0      1.6      Faulted
YDH135     347.0   351.0    4.0      3.4
YDH136     586.4   590.1    3.7     23.9
YDH140     619.0   631.0   12.0     18.6
YDH141     547.0   572.0   25.0     13.5
P125DH09    83.0   103.0   20.0      1.0     4m @ 2.1
P125DH10   100.0   124.0   24.0      6.2            -
P125DH11   132.0   154.0   22.0      2.2    10m @ 3.1
P125DH12   136.0   162.0   25.0      28.7  18m @ 33.0
P125DH13   200.0   207.0    7.0      3.2     2m @ 7.8
P125DH14   215.0   224.0    9.0      3.5     6m @ 4.6
P125DH15   226.0   242.0   16.0      4.9    11m @ 6.5
P125DH16   218.0   231.0   13.0      6.4            -

At the Morila mine a recently completed generative study has outlined nine new targets with similar structural settings to Morila and drill testing has commenced on the first of these. Following completion of the near mine geological model, several areas around the current pit with the potential to yield continuous flat lying mineralisation have been targeted for further drilling.

Outside of the Morila joint venture, but within the Morila region, three targets have been prioritised for drilling based on encouraging trench and pit results and the geological model. At Sagala a recently completed helicopter borne magnetic survey has delineated a 30 kilometre, north-east striking structural zone traversing the Company's permit, and highlighted two new targets requiring follow-up.

In Senegal, three targets have been outlined for drill testing. These include a well-defined mineralised dilational zone with an 800 metre strike length at
Tomboronkoto and a conceptual target with multiple mineralised zones in quartz feldspar porphyry and brecciated gabbro locating within a broad 2.5 kilometre by
1.5 kilometre soil anomaly. Site preparation is currently in progress and, subject to drill rig availability, drilling is planned to commence before the rainy season in July.

The Company has consolidated its position in priority target areas within the
Mara and Musoma greenstone Belts in the Lake Victoria goldfields of Tanzania. In the Mara Belt, ground has been secured covering the eastern extension of the structural zones hosting the deposits currently being mined by East African Gold
Mines. On the Nyabigena South licence, three auriferous vein sets with grades of
0.5 to 78.3g/t (n=58) cover a 1 000 metre by 800 metre target zone. The veins are associated with silica and carbonate alteration and foliated granites with shallow dips. In the Musoma belt the Company now holds 10 licences covering
695km2 forming a contiguous set over a strike length of 30 kilometres. Regional and reconnaissance exploration has been completed and five target areas have been identified with gold occurrences and intersecting structures which will be the focus of follow up work after the rainy season.

In Burkina Faso, the Company has been granted the Danfora permit which covers
45km2 and locates in the south west region of the country within the Banfora greenstone belt. Reconnaissance work has identified a plus one kilometre zone of gold mineralisation locating on the sheared contact between granodiorite and basalt and returning values of between 0.5 and 72.0g/t from 48 rock samples. The target is ready for drill testing and this will be effected through an RC programme once a rig becomes available. An application for a second permit in
Burkina Faso is still pending.

ANNUAL RESOURCES AND RESERVE DECLARATION
Annual ore resources showed a net gain for the year despite the decreases in resources at Morila. The expansion of total attributable resources from 7.67 million ounces to 7.95 million ounces was due mainly to the success of the deep drilling programme at Loulo which continued to prove the extensions to the orebodies at depth.

At Morila, while resources and reserves decreased, the higher confidence measured resources increased from 14% of the total at the end of 2002 to 40% at the end of 2003 and reserves in the proved category increased from 17% to 43%.

Annual Resource and Reserve Declaration as at 31 December 2003:

                                            Attribu-
                                               table
                 Tonnes      Grade     Gold     Gold
Category           (Mt)      (g/t)    (Mozs)  (Mozs)
Mineral Resources
Morila
Measured and
Indicated        30.56       3.68      3.62    1.45
Inferred          2.06       2.96      0.20    0.08
Sub-total
Measured,
Indicated and
Inferred         32.62       3.63       3.81   1.53
Loulo
Measured and
Indicated        32.80       3.95       4.16   3.33
Inferred         11.18       3.22       1.16   0.93
Sub-total
Measured,
Indicated
and Inferred     43.97       3.76       5.32   4.26
Tongon
Sub-total
Inferred         34.00       2.65       2.89   2.17
Total Resources
Measured
and Indicated    63.36       3.82       7.78   4.78
Inferred         47.23       2.79       4.24   3.17
Measured,
Indicated and
Inferred        110.59       3.38       12.03  7.95

Ore Reserves
Morila
Proved and
Probable         25.74        3.74       3.09  1.24
Loulo
Proved and
Probable         11.69        3.77       1.42  1.14
Total Ore
Reserves
Proved and
Probable         37.43        3.75       4.51  2.37

* Randgold Resources reports its Mineral Resources and Ore Reserves in accordance with the JORC code.
* Total resources are reported without the contribution from Syama. On 5 April
2004, Resolute Mining announced their intention to acquire Randgold Resources interest in the Syama Mine.
* Reserves are calculated at a gold price of US$350/oz.
* Dilution and ore loss are incorporated into the calculation of reserves.

CORPORATE AND NEW BUSINESS
The Company continues to look at a number of opportunities both at a corporate and project level. As has been stated in the past, value creation in the mining industry is best achieved through discovery and development. Notwithstanding the fact that we continue to search for value or strategic leverage in M&A opportunities, Randgold Resources has been consistent in its belief of organic growth through exploration. In the past quarter, we were able to secure a select number of early stage projects/exploration permits in what are considered highly prospective geological terrains. This resulted from detailed investigations by our generative team over the last 12 months. The most significant of these projects is in Ghana.

The Company has entered into a co-operative agreement with Inter-Afrique
Holdings to identify and exploit profitable business opportunities in Ghana's gold mining sector and has also signed a joint venture agreement with local
Ghanaian company Adansi Asaasi Mining. Randgold's association with Inter-Afrique dates back to the early 1990s and the company was a major advisor to Randgold
Resources in its bid to acquire Ashanti last year.

The Company has signed a joint venture agreement in Ghana with local company
Adansi Asaasi Mining to effect exploration on a licence located directly north east of the Obuasi mining lease. The Obuasi mine has been operational for more than 100 years and has produced approximately 27 million ounces of gold.
Mineralisation is associated with the reactivated Obuasi Shear; within this shear high grade oreshoots plunge to the north east some of which do not come to surface. Mineralisation extends for approximately 8 kilometres along strike, to greater than 1.6 kilometre depth and is open at depth and along strike. The continuation of the Obuasi Shear extends into the Adansi Asaasi permits where previous work has indicated narrow and sporadic mineralisation at surface. No drilling to depth has been completed to test for buried oreshoots.

In addition the Company increased its exploration activities in Tanzania and
Burkina Faso.

The following items were tabled for shareholder approval at the Annual General
Meeting held on 26 April in Jersey:
* approval to reconstitute the Company's balance sheet so that accumulated losses can be expunged through the share premium account, and pave the way for dividends to be paid;
* sub-division of each ordinary share into two ordinary shares. This will reduce the price payable for individual shares in the Company without affecting the value held by each current shareholder. The intention is to further improve the tradability of the Company's shares.

R A R Kebble    D M Bristow         R A Williams
Chairman        Chief Executive     Financial Director

28 April 2004

Registered office: La Motte Chambers, La Motte Street, St Helier, Jersey JE1
1BJ, Channel Islands

Web-site:  www.randgoldresources.com

Registrars: Computershare Investor Services (Channel Islands) Limited, PO Box
83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents: Computershare Services plc, PO Box 663, 7th Floor, Jupiter
House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor and media relations: For further information contact Kathy du Plessis on Telephone +27 (11) 728-4701, Fax +27 (11) 728-2547, e-mail:
randgoldresources@dpapr.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo, estimates of reserves and mine life and liabilities arising from the closure of Syama. For a discussion on such risk factors, refer to the annual report on Form 20-F for the year ended 31 December
2002, which was filed with the Securities Exchange Commission on 27 June 2003.
Randgold Resources assumes no obligation to update information in this release.
Cautionary Note to US Investors: The United States Securities Exchange
Commission (the "SEC") permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Only those proven and probable reserves which qualify as "proven and probable reserves" for the purposes of the SEC's industry guide number 7 are presented in this release.
Investors are cautioned not to assume that all or any part of our resources will ever be converted into reserves which qualify as "proven and probable reserves"
for the purposes of the SEC's industry guide number 7.